Corporate Communications                         Exhibit 99.1
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Francesco Tanzi named Chief Financial Officer of new Iveco Group

London, September 14, 2021

CNH Industrial (NYSE: CNHI / MI: CNHI) announces an important appointment to the future Senior Leadership Team of Iveco Group, the Company previously referred to as the “On-Highway” business of CNH Industrial, which will begin independent operations in early 2022.

Effective January 1, 2022, Francesco Tanzi will join the Company and will serve as Chief Financial Officer of Iveco Group once the spin-off is achieved. Mr. Tanzi is a seasoned professional in the world of corporate finance with leadership experience in international strategies that generate dynamic financial results. He is stepping down from his current role as Chief Financial Officer at the multinational tire manufacturer Pirelli & C. S.p.A., a position he has held for 12 years, to accept this new role. Tanzi began his finance career at Pirelli in 1989, rising through the ranks before departing to serve as Finance Director at TIM Group, Italy’s largest telecommunications provider, for eight years prior to rejoining Pirelli as their CFO.

“Building this new senior management team for Iveco Group is an exciting task as we work to form the very best team to ensure the success of our independent group. We are delighted to have found our CFO in Francesco Tanzi, whose experience and expertise will bring great value to our business activities from the outset. I want to take this opportunity to thank Damiano Cretarola, who has been supporting me as Finance leader for the Commercial & Specialty Vehicles segment within CNH Industrial and will continue serving with a prominent role in Francesco Tanzi’s team once it is formed,” said Gerrit Marx, current President Commercial & Specialty Vehicles at CNH Industrial and designated Chief Executive Officer of Iveco Group.

“On behalf of the Board of Directors of CNH Industrial, we wish to welcome Francesco Tanzi to the new Iveco Group organization. Having overseen this spin-off from its inception and the design of the On-Highway Senior Leadership Team, we have long identified the CFO role as one requiring a very specific and seasoned profile, and I am certain we have found it in Francesco Tanzi. Oddone Incisa, who will continue serving as CFO for CNH Industrial, will ensure a smooth transition and make sure that Francesco is ideally poised to embark on Iveco Group’s journey,” said Suzanne Heywood, Chair of CNH Industrial.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA

Corporate Communications                         Exhibit 99.1
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CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Corporate Communications

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